UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ENDEAVOUR SILVER CORP.
(Exact name of Registrant as specified in its charter)

Canada	Not Applicable
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 301 - 700 West Pender Street Vancouver, British Columbia, Canada	V6C 1G8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:   _______ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1.        Description of Registrant’s Securities to be Registered.

On May 25, 2011, the Board of Directors of Endeavour Silver Corp. (the “Corporation”) authorized the issuance of one Right in respect of each common share, no par value (the “Common Shares”), of the Corporation.  The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated June 29, 2011 (the “Rights Plan”), between the Corporation and Computershare Investor Services Inc., as Rights Agent.  The Rights Plan became effective on June 29, 2011 following receipt of shareholder approval.

The following is a summary of the features of the Rights Plan as it applies to the Corporation. This summary is qualified in its entirety by the full text of the Rights Plan, which is attached as Exhibit 1 to this Form 8-A, and incorporated herein by reference. All Capitalized terms used in this summary and not otherwise defined shall have the meanings ascribed thereto in the Rights Plan unless otherwise indicated.

Issuance of Rights

In accordance with the Rights Plan, the Corporation issued one right (a “Right”) in respect to each Common Share of the Corporation outstanding as of  12:01a.m. (Vancouver Time) (the “Record Time”) on June 29, 2011, the Effective Date of the Corporation’s Rights Plan.  The Corporation will, from time to time, issue one Right in respect of each Common Share issued after the Record Time, but prior to the earliest of the Separation Time and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan (the “Expiration Time”).

Each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price.  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time.

Trading of Rights

Prior to the Separation Time, each Right shall be evidenced by the certificate representing the associated Common Share and shall be transferred by a transfer of the Common Share certificate.  No physical distribution of separate certificates evidencing the Rights will be made until the Separation Time, after which, the Rights will be evidenced by separate Rights Certificates, and such Rights Certificates shall be transferable.

Rights Certificate Holder Not Deemed a Shareholder

Until a Right is exercised, the holder of the Right will have no rights as a shareholder solely with respect to that Right. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything  in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation.

Exercise of Rights

Each Right will entitle the holder to purchase after the Separation Time, but before the Expiration Time one Common Share from the Corporation at an exercise price (the “Exercise Price”) equal to three times the “Market Price” per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.

If prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the first date of public announcement by the Corporation or an Acquiring Person, that a person has become an Acquiring Person (the “Share Acquisition Date”), or such longer period as may be required to satisfy the requirements of applicable securities laws, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Adjustment of Exercise Price and Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right, and the number of Rights outstanding are subject to adjustment, if the Corporation shall at any time after the Record Time perform certain actions that customarily trigger adjustments.  These actions include, but are not limited to: declaring or paying a dividend on its Common Shares; subdividing or changing the number of outstanding Common Shares into a greater number of Common Shares; or combining or changing the number of outstanding Common Shares into a smaller number of Common Shares.

Flip-in Event

A “Flip-in Event” is a transaction or event in or pursuant to which a person becomes an Acquiring Person.  Upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by an Acquiring Person (or any Affiliate, Associate, or Joint Actor of an Acquiring Person) shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights.

Acquiring Person

An “Acquiring Person” is a person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares.  An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions.  These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of one or any combination of a Voting Share Reduction, Permitted Bid Acquisition, Exempt Acquisition, Pro Rata Acquisition, or Convertible Security Acquisition.  The full descriptions of “Voting Share Reductions”, “Permitted Bid Acquisitions”, “Exempt Acquisitions”, “Pro Rata Acquisitions”, and “Convertible Security Acquisitions” are set out in the Rights Plan.  However, in general:

(a)
a “Voting Share Reduction” means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding;

(b)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(c)
an “Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities (i) in respect to which the Board of Directors has waived the application of the Flip-in Event provisions of the Rights Plan; (ii) pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation pursuant to a prospectus or a securities exchange take-over bid, by way of a private placement; (iii) pursuant to a Take-over Bid made by way of take-over bid circular sent to all holders of record of Voting Shares; (iv) pursuant to determination by the Board of Directors within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, so long as such Person, within 14 days after the foregoing determination by the Board of Directors has reduced its Beneficial Ownership of Voting Shares so that the Person is no longer an Acquiring Person; or (v) pursuant to the prior consent of the holders of Voting Shares, authorized by the affirmative vote of a majority of votes cast by Independent Shareholders, obtained prior to the Separation Time;

(d)
a “Pro Rata Acquisition” means (i) a Dividend Reinvestment Acquisition; (ii) a stock dividend or stock split pursuant to which a Person becomes a Beneficial Owner of Voting Shares on the same pro-rata basis as all other holders of securities of the particular class, classes or series; or (iii) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares, by the Corporation, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares; and

(e)
a “Convertible Security Acquisition” means the acquisition of Voting Shares from the Corporation upon the exercise or pursuant to the terms and conditions of any Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from consideration as an Acquiring Person is an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Corporation; or a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as determined at the Record Time (“Grandfathered Person”). This exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 2% of the number of Voting Shares outstanding.

Separation Time

The Separation Time will occur at the close of business on the tenth Business Day after the earliest of: (i) the Share Acquisition Date; (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a Take-over Bid; and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, or such later time as may be determined by the Board of Directors.

Permitted Bids

Permitted Bids are offers to acquire Common Shares made by way of a take-over bid circular, where the Common Shares subject to the offer constitute 20% or more of the outstanding Common Shares, and which also complies with the following: (A) the bid is made to all registered shareholders other than the bidder; and (B)(i) the bid provides that no Common Shares will be taken up or paid for before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to shareholders;  and (ii) that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Competing Bid

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made, and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; or (ii) 21 days after the commencement of the Competing Permitted Bid.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, subject to adjustment.

The Board of Directors, acting in good faith, may waive application of the Rights Plan to any prospective Flip-in Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares.  However, if the Board of Directors waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid.  The Board of Directors may also waive the application of the Rights Plan for any Flip-in Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Corporation’s outstanding Common Shares, generally within 14 days of the Board of Directors making such determination.

Term of the Rights Plan

The Rights Plan will expire at the termination of the Corporation’s annual general meeting in 2014 unless extended upon reconfirmation.  Notwithstanding such reconfirmation of the Rights Plan at the 2014 annual general meeting of the Corporation, the Rights Plan will terminate upon the earlier of the close of the Corporation’s annual general meeting held in 2017 and any earlier event of termination under the Rights Plan, unless a Flip-in Event has occurred and not been waived pursuant to the Rights Plan.

Amendments

Except for minor amendments to correct any clerical or typographical errors, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

Item 2.           Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description
4.1	Shareholder Rights Plan Agreement, dated June 29, 2011
4.2	Form of Rights Certificate (included as part of Exhibit 4.1)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:         /s/ Bradford Cooke______________
Name:    Bradford Cooke
Title:      Chairman & CEO

Dated:   July 5, 2011